

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Charles J. Schreiber, Jr.
Chief Executive Officer
KBS Real Estate Investment Trust III, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, California 92660

> **Re: KBS Real Estate Investment Trust III, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 27, 2010**
> **File No. 333-164703**

Dear Mr. Schreiber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that the page numbers referenced in our comments correlate to the page numbers found in the courtesy copies that you provided us.

General

1. Please note that we have referred your response to comment 4 in our letter dated March 5, 2010 to the Office of Mergers and Acquisitions for further review. The review by the Office of Mergers and Acquisitions is still pending.

Cover Page of Prospectus

2. We note your response to comment 6 in our letter dated March 5, 2010. It appears that the cover page of your prospectus continues to exceed one page. Please further reduce the information of your cover page to only reflect the information required by Item 501 of Regulation S-K and Industry Guide 5.

Prospectus Summary, page 1

3. We note your prospectus summary is over 30 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

The Advisory Agreement, page 90

4. We note your response to comment 18 in our letter dated March 5, 2010. Please include similar disclosure regarding the status of the advisory agreement in this portion of the prospectus.

Management Compensation, page 95

5. We note from your disclosure on page 25 that the amount available for investment has been changed to 82.76% and 87.28%. We further note, however, that it does not appear that you have updated your compensation table to include the new percentages in your calculation of acquisition and origination fees. Please revise or advise. Please note that this comment also applies to the compensation table that begins on page 15.

Allocation of Investment Opportunities, page 106

6. We note your disclosure that until KBS REIT II has fully invested the proceeds from its initial public offering, and to the extent that an investment opportunity meets the cash flow requirements, operating needs, diversification goals and overall portfolio mix of KBS REIT II, you expect the advisor to direct the investment opportunity to KBS REIT II. Please expand your disclosure to describe the amount of uninvested proceeds currently held by KBS REIT II and the amount remaining to be offered. Please also disclose your expectation of when KBS REIT II may have fully invested the proceeds from its initial public offering.

7. We note your disclosure that the one private KBS-sponsored program that is currently in its acquisition stage is seeking to acquire value-added properties, so you do not expect to be in direct competition with this private program. Please tell us why seeking to acquire value-added properties is not in direct competition with you.

Receipt of Fees and Other Compensation by KBS Capital Advisors and its Affiliates, page 108

8. We note your response to comment 22 in our letter dated March 5, 2010 and the revisions made. Please further revise this conflict to clarify that not only could your advisor recommend riskier investments, but it also could recommend investments that are not in your best interest. Please also revise your related risk factor on page 40.

Our Board's Loyalties to KBS REIT I, KBS REIT II, KBS Legacy Partners Apartment REIT,
KBS Strategic Opportunity REIT and Possibly to Future KBS-Sponsored Programs, page 109

9. We note your disclosure that you could enter into transactions with other KBS-sponsored
    programs, such as property sales, acquisitions or financing arrangements. To the extent you
    have not already done so, please expand your disclosure to describe how fees will be paid to
    KBS Capital Advisors in these situations. For example, in the case of a property sale, if
    KBS Capital Advisors would receive fees for the both the sale and the acquisition, please
    describe.

Borrowing Policies, page 131

10. We note your response to comment 28 in our letter dated March 5, 2010. Please include
    similar disclosure in the prospectus.

Financial Statements

Notes to Consolidated Balance Sheet

4. Related Party Transactions, page F-14

11. Please ensure your disclosures herein are consistent with those throughout your prospectus.
    For example, the estimated percentage of acquisition and origination expenses,
    approximately 0.66% of the cost of investments, does not agree to the percentage disclosed
    elsewhere.

Part II – Information Not Required In Prospectus, page II-1

Table VI – Acquisitions of Properties by Programs, page II-7

12. We note that with respect to KBS REIT I and KBS REIT II, the information presented does
    not appear to correspond directly with the information contained in Schedule III in each
    program's Form 10-K for the fiscal year ended December 31, 2009. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip at (202) 551-3573 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our previous comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Robert H. Bergdolt, Esq.
   Carrie J. Hartley, Esq.
   DLA Piper LLP (US)
   Via facsimile (919) 786-2200